Kg 2/4/03

03001608

8 2/4/03

SEC COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2001 (MM/DD/YY) AND ENDING 10/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Investors Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Drive
(No. and Street)

Minnetonka	MN	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Marquis — (952) 945-9455
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name — *if individual, state last, first, middle name*)

5151 Edina Industrial Blvd., Suite 500,	Minneapolis	MN	55439
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT J. MARQUIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INVESTORS GROUP, INC., as of OCTOBER, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHLEEN MARY GENZ
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Notary Public

Signature

CHIEF FINANCIAL & OPERATIONS OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Financial Statements

Years Ended October 31, 2002 and 2001

BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBER OF
THE INTERNATIONAL GROUP
OF ACCOUNTING FIRMS
WITH OFFICES
IN PRINCIPAL CITIES

MEMBER OF
SEC AND PRIVATE COMPANIES
PRACTICE SECTIONS OF THE
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 3, 2002

500 SENTINEL BLDG. 5151 EDINA INDUSTRIAL BLVD. MINNEAPOLIS, MN 55439 (952) 893-9320 FAX: (952) 835-7296

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS	October 31 2002	2001
Cash and cash equivalents	**$310,232**	$230,337
Broker dealer receivables	**6,070**	5,814
Due from parent		7,700
Investments	**167,652**	173,701
Prepaid expenses	**17,756**	15,045
Office furniture and equipment, net of accumulated depreciation of $133,646 in 2002 and $115,296 in 2001	**81,717**	21,955
NASD membership, net of accumulated amortization of $10,000 in 2002 and $9,375 in 2001	**15,000**	15,625
Intangible assets, net of accumulated amortization of $8,125 in 2002 and $6,625 in 2001	**14,375**	15,875
Total assets	**$612,802**	$486,052

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY	October 31 2002	2001
Liabilities		
Accounts payable	**$ 9,517**	$ 562
Accrued compensation	**75,093**	14,160
Accrued 401(k) and profit sharing	**20,000**	
Deferred tax liability	**4,000**	
Due to customers	**7,000**	
Total liabilities	**115,610**	14,722
Commitments and Contingencies		
Stockholder's Equity		
Common stock, Class B, voting, no par value:		
Authorized, 2,000 shares, issued and outstanding, 940 shares	**940**	940
Additional paid-in capital	**454,060**	454,060
Retained earnings	**42,192**	16,330
Total stockholder's equity	**497,192**	471,330
Total liabilities and stockholder's equity	**$612,802**	$486,052

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Operations

	Years Ended October 31	
	2002	2001
Revenues		
Underwriting	**$2,402,080**	$2,263,922
Commissions		
Equities	**28,091**	29,326
Fixed income products	**43,600**	77,439
Revenue insurance and variable trust	**24,876**	
Mutual fund shares	**159,359**	156,657
Other	**421,516**	403,358
Interest	**18,473**	13,993
Total revenues	**3,097,995**	2,944,695
Expenses		
Consulting fees to parent	**244,005**	603,617
Employee compensation and benefits	**1,034,482**	816,079
Employee commissions	**258,417**	203,369
Commissions	**810,698**	853,696
Licensing, registration and education	**138,912**	112,018
Occupancy and equipment expense	**141,091**	117,989
Legal and professional	**20,011**	12,365
General and administrative	**203,579**	184,415
Advertising and publications	**41,943**	15,209
Travel and entertainment	**22,958**	21,037
Other, net	**147,037**	21,995
Total expenses	**3,063,133**	2,961,789
Income (Loss) Before Provision for (Benefit From) Income Taxes	**34,862**	(17,094)
Provision for (Benefit from) Income Taxes	**9,000**	(7,700)
Net Income (Loss)	**$ 25,862**	($ 9,394)

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Changes in Stockholder's Equity

Years Ended October 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance - October 31, 2000	$ 940	$454,060	$25,724
Net loss			(9,394)
Balance - October 31, 2001	940	454,060	16,330
Net income			25,862
Balance - October 31, 2002	**$ 940**	**$454,060**	**$42,192**

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Cash Flows

	Years Ended October 31	
	2002	2001
Cash Flows from Operating Activities		
Net income (loss)	**$ 25,862**	($ 9,394)
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities		
Depreciation and amortization	**20,475**	13,773
Realized/unrealized gains on investments	**(125,318)**	(58,461)
Deferred tax liability	**4,000**	
Changes in assets and liabilities		
Increase in receivables	**(256)**	(3,146)
Increase (decrease) in investments	**131,367**	(63,234)
(Increase) decrease in prepaid expenses/deposits	**(2,711)**	602
Increase (decrease) in payables	**8,955**	(774)
Increase (decrease) in accrued compensation and 401(k) and profit sharing	**80,933**	(54,506)
Increase in due to customers	**7,000**	
Decrease (increase) in due to parent	**7,700**	(40,000)
Net cash from (used for) operating activities	**158,007**	(215,140)
Cash Flows from Investing Activities		
Capital expenditures	**(78,112)**	(4,455)
Net cash used for investing activities	**(78,112)**	(4,455)
Net Increase (Decrease) in Cash and Cash Equivalents	**79,895**	(219,595)
Cash and Cash Equivalents - Beginning of Year	**230,337**	449,932
Cash and Cash Equivalents - End of Year	**$310,232**	$230,337
Cash payments for income taxes	**$ -**	$ 40,300

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States.

The Company's Class B stock was owned 100 percent by Miller & Schroeder Financial, Inc. through December 28, 2000. On December 29, 2000, Apostle Holdings Corp. acquired the Company's Class B stock and the Company became a wholly owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Significant estimates include the estimated fair value of investments held for resale. Management estimates that the fair value of these investments approximates their cost, but it is at least reasonably possible that this estimate may change in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Cash equivalents include $10,657 and $71,162 in 2002 and 2001, respectively, invested in money market accounts which are not FDIC insured.

Financial Instruments

The Company's financial instruments are cash and investments, which approximate fair value at October 31, 2002 and 2001.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were approximately $39,000 and $12,000 for the years ended October 31, 2002 and 2001, respectively.

Office Furniture and Equipment

Office furniture and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are provided over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Amortization of Intangible Assets

The Company's membership fees with the National Association of Securities Dealers (NASD) are amortized by means of the straight-line method over 40 years.

The Company purchased a customer list from a former competitor which is being amortized by means of the straight-line method over 15 years.

During fiscal 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 will be effective for the Company's fiscal year beginning November 1, 2002. Other intangible assets must be reviewed, and assessed annually, in order to ascertain if their lives are deemed to be finite (amortized) or indefinite (not amortized).

Income Taxes

The Company files consolidated income tax returns with its parent, Apostle Holdings Corp. in fiscal 2002 and 2001. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due plus deferred taxes primarily to differences between the bases of property and equipment for financial and income tax reporting at October 31, 2002. There were no material deferred taxes at October 31, 2001. The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes and because certain expenses are deducted for financial reporting that are not deductible for tax purposes.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable or receivable are included in an inter-company account with the parent.

2. INVESTMENTS

The Company purchases debt and equity securities for resale to customers. The Company classifies its debt and equity securities as investments. The nature of the investments is to resell to the Company's customers. These investments are carried at market value, which approximates cost. Gains and losses are reported in earnings.

The debt securities are primarily private church bonds without a ready market value. The Company received interest payments on these bonds of $1,149 and $3,776 in fiscal 2002 and 2001, respectively. Interest on bonds varies from 9.00% to 12.75% and maturity dates are from current to May 1, 2021.

2. INVESTMENTS - Continued

The cost and fair value of the Company's investments held for resale at October 31, 2002 and 2001 are as follows:

	Cost	Estimated Fair Value
October 31, 2002		
Church bonds	**$ 10,900**	**$ 10,900**
Equity securities	**287,012**	**156,752**
	$297,912	**$167,652**
October 31, 2001		
Church bonds	$ 5,900	$ 5,900
Equity securities	209,142	167,801
	$215,042	$173,701

Unrealized losses on investments held for resale were $130,260 and $41,341 in fiscal 2002 and 2001, respectively. Realized gains on investments held for resale were $4,941 and $99,802 in fiscal 2002 and 2001, respectively.

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company had two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized. Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2002 and 2001 no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share.

The holders of these shares are Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2002 and 2001, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2002 and 2001, the net capital ratio, net capital and excess net capital are as follows:

	2002	2001
Net capital ratio	**0.36:1**	0.04:1
Net capital	**$320,547**	$342,416
Excess net capital	**$ 70,547**	$ 92,416

In fiscal 2002, the Company was a party, along with Apostle Holdings Corp., to certain agreements. The Company is an operating entity within Apostle Holdings Corp. whereby the assets of the Company are pledged as collateral under a loan agreement.

5. INCOME TAXES

The income tax provision consists of the following components at October 31:

	2002	2001
Current	**$5,000**	($7,700)
Deferred	**4,000**	-
Total tax expense	**$9,000**	($7,700)

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes and because certain expenses are deductible for financial reporting that are not deductible for tax purposes.

5. INCOME TAXES - Continued

Deferred income taxes are presented in the balance sheet under the following captions at October 31:

	2002	2001
Deferred tax liability long-term	($4,000)	$ -
Total deferred tax liability	($4,000)	$ -

6. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees. In fiscal 2002, the Company contributed approximately $20,000 to the plan. In fiscal 2001, the Company contributed approximately $11,500 to the plan.

7. RELATED PARTY TRANSACTIONS

Commencing February 1, 2001, the Company leased office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement, which included monthly rental payments of $6,000 through June 2002 and $8,000 through December 31, 2005. The rent expense paid to Apostle Holdings Corp. totaled $80,000 and $48,000 in fiscal 2002 and 2001, respectively.

Commencing January 1, 2001, the Company entered into a consulting agreement with its parent, Apostle Holdings Corp. A base consulting fee of $13,000 and $12,000 per month was paid to Apostle Holdings Corp. in fiscal 2002 and 2001, respectively. At management's discretion, additional consulting fees could be paid to Apostle Holdings Corp. Total consulting fees paid to Apostle Holdings Corp., for the years ended October 31, 2002 and 2001 was $244,005 and $603,617, respectively.

The Company earned underwriting commissions of $417,870 and $184,160 from American Church Mortgage Company, an entity related by common management, during fiscal 2002 and 2001, respectively.

BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY FINANCIAL INFORMATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the financial statements of American Investors Group, Inc. as of October 31, 2002 and 2001, and have issued our report thereon dated December 3, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 3, 2002

500 SENTINEL BLDG. 5151 EDINA INDUSTRIAL BLVD. MINNEAPOLIS, MN 55439 (952) 893-9320 FAX: (952) 835-7296

AMERICAN INVESTORS GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2002

Net Capital	
Total stockholder's equity	$497,192
Deductions:	
Non-allowable accounts receivable	2,299
Prepaid expenses	17,756
Intangible assets, net of amortization	14,375
NASD membership, net of amortization	15,000
Equipment, net of accumulated depreciation	81,717
Secondary investments	10,900
Haircut on other securities	34,598
	176,645
Net Capital	$320,547
Aggregate Indebtedness:	
Total liabilities from balance sheet	$115,610
Computation of basic net capital requirement:	
Minimum net capital required	$250,000
Excess net capital	$ 70,547
Ratio of aggregate indebtedness to net capital	0.36:1

No reconciliations deemed necessary since no material differences were noted.

See Report of Independent Auditors on Supplementary Financial Information.

AMERICAN INVESTORS GROUP, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3

October 31, 2002

Reserve Requirement	$ 7,350
Reserve Bank Accounts	$110,337
Reserve Excess	$102,987

No reconciliations deemed necessary since no material differences were noted.

See Report of Independent Auditors on Supplementary Financial Information.